UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Amendment to Definitive Agreement to Acquire European Lithium

On May 18, 2026, Critical Metals Corp. (the “Company” or “Critical Metals”) entered into a binding Scheme Implementation Deed under which Critical Metals will acquire all of the issued shares and listed options of European Lithium Ltd. (ASX: EUR) (“European Lithium”) by way of two interdependent schemes of arrangement under Australian law (the “Transaction”).

On August 19, 2026, the Company and European Lithium entered into a second deed to amend the Scheme Implementation Deed dated May 18, 2026 (as first amended and restated on July 3, 2026). The principal change under the amended deed relates to the exchange ratio. The previously fixed exchange ratio of 0.035 shares of Critical Metals per European Lithium share (the “Exchange Ratio”) has been replaced with a floating ratio with a cap and collar, determined by reference to the average daily volume weighted average price (“VWAP”) of shares of Critical Metals on Nasdaq over the 20 consecutive Nasdaq trading days ending on the second Nasdaq trading day before the Share Scheme Meeting (the “Scheme VWAP”). Where the Scheme VWAP is equal to or less than the floor price of US$8.00, the Exchange Ratio is the maximum of 0.045 shares of Critical Metals per European Lithium share. Where the Scheme VWAP is equal to or greater than the ceiling price of US$16.00, the Exchange Ratio is the minimum of 0.025 shares of Critical Metals per European Lithium share. Between the floor and ceiling prices, the Exchange Ratio adjusts on a straight-line basis between 0.045 and 0.025. As the consideration payable to holders of European Lithium listed options, unlisted options and performance rights is calculated by reference to the Exchange Ratio, the revised ratio flows through to those instruments. Other than the amendment to the Exchange Ratio described above, the material terms of the Transaction, including the conditions precedent for the Transaction, remain unchanged.

The above description is not complete and is qualified in its entirety by the Second Deed of Amendment and Restatement of the Scheme Implementation Deed, which is filed as an exhibit to this report on Form 6-K.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the timing of closing of the Transaction, statements regarding anticipated benefits of the Transaction, as well as statements regarding the financial position, financial performance, business strategy, expectations of the Company’s business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used herein, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, as amended by Amendment No. 1 to the Company’s Annual Report on Form 20-F/A filed with the SEC. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of the date hereof involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Incorporation by Reference

The information contained in this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission (the “SEC”) and is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-296156), on Form F-3 (File No. 333-294406), Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-3 (File No. 333-293656), Form F-3 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Second Deed of Amendment and Restatement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: August 21, 2026

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